Delphi Financial Group, Inc.
                                          1105 North Market Street,
                                          Suite 1230
                                          P.O. Box 8985
                                          Wilmington, Delaware 19899

                                          VIA EDGAR SYSTEM

                                          January 27, 2006


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 0610
Washington, D.C. 20549

Re:  Delphi Financial Group, Inc. (the "Company")
     Form 10-K for the Fiscal Year Ended December 31, 2004 ("Form 10-K") Filed March 15, 2005
     File No. 001-11462

Dear Mr. Rosenberg:

This letter will respond to the comments contained in your letter dated December 23, 2005 (the "Letter") relating the Company's filing referenced above. For convenience, the text of each of the comments is set forth below, followed by the related response.

Comment:

Item 1. Business

Property and Casualty Insurance Reserves, page 9

1. It appears that you have significantly revised your estimate of loss reserves recorded in prior years. Please tell us in disclosure-type format, the reason for your change in estimate. For each line of business, include the following information:

    a.	Identify the years to which the change in estimate relates and provide the amount of the related loss reserve as of the beginning of the year that was re-estimated. Discuss and quantify offsetting changes in estimates that increase and decrease the loss reserve.

    b. Identify the changes in the key assumptions you made to estimate the reserve since the last reporting date.

    c. Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

    d.	Clearly explain why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

    e. Discuss any trends such as, the number of claims incurred, average settlement amounts, number of claims outstanding at period ends along with average per claim outstanding, and any other trends, necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

Response:

As a threshold matter, it is important to note that, of the Company's property and casualty ("P&C") lines of business, the excess workers' compensation insurance products line of business represented, as of December 31, 2004, $499.1 million of the Company's net unpaid claims and claims expense reserves, or approximately 92.1% of the aggregate amount of such reserves ($541.7 million). The remaining portion of such aggregate reserve amount consists of reserves relating to eight separate lines of P&C business (the largest of which represents 3.1% of such aggregate reserve amount) which are not material to the Company. Accordingly, the Company's responses in this letter will be directed to its excess workers' compensation line of business, except where otherwise noted or where the context clearly indicates otherwise.

It is also important to emphasize that a significant majority of the Company's total provision during the year ended December 31, 2004 for prior years' claims and claims expenses incurred, net of reinsurance ($30.9 million), consisted of the periodic accretion of the reserve amounts previously discounted with respect to the Company's excess workers' compensation line of business. As discussed in the Form 10-K (pages 8-9), the Company's reserves for such line of business are discounted to reflect the time value of money, in line with common industry practice. As the Form 10-K also notes (page 10), the amount of such periodic accretion totaled $18.1 million. Thus, only $12.8 million of the Company's 2004 provision for prior years' claims and claims expense incurred arose from loss experience-based additions to such reserves, or approximately 2.66% of the amount of the 2004 beginning-of-period reserves for unpaid claims and claims expenses, net of reinsurance ($479.7 million). Movements of this magnitude are not extraordinary, since the level of reserves established is necessarily dependent on estimates of future experience which, as discussed in the response to item 2 below, are to a significant extent dependent on historical experience.

This reserve increase arose primarily from emerging loss experience occurring during 2004 in the Company's excess workers' compensation line, principally from moderately increased claim frequency, relative to prior periods, with respect to policies written during the competitive market cycle years from 1997 to 2000.

The reserve increase did not result from specific changes in the Company's key assumptions used to estimate the reserves since the last reporting date. Instead, it resulted from the Company's application of the same estimating processes it has historically utilized to emerging experience data, including premium, loss and expense information, and the impact of these factors on inception-to-date experience. In each period, the Company makes its best estimate of reserves based on all of the information available to it at that time, which necessarily takes into account new experience emerging during the period. Accordingly, the reserve increase was recorded in the 2004 financial statements.

Comment:

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Future Policy Benefits and Unpaid Claims and Claim Expenses, page 27

2. We believe your disclosure in Management's Discussions and Analysis regarding the reserve for unpaid claims and claim expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management's Discussion and Analysis. Please provide us the following information for each of your lines of business, in disclosure-type format, to help us evaluate the adequacy of your disclosure.

    a. The reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.

    b. Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves for each line of business.

    c. Describe those assumptions that you believe are the most significant in determining your loss reserves. For example significant assumptions could be those assumptions that involve the greatest amount of judgment or those assumptions that have the greatest financial impact on the loss reserve balance.

    d. Describe the methodologies used to determine your loss reserves. For example this might include a discussion of the various actuarial methods used that may vary depending on the nature of the business underwritten.

    e. It is our understanding of the property and casualty insurance industry that companies will establish reserves either by the calculation of ranges around the reserves or by the calculation of point estimates.

         i. If management calculates a range in determining the loss reserve recorded in the financial statements, describe the range of loss reserve estimates, the factors that determined the boundaries of this range and your basis for selecting the recorded amount rather than any other amount within the range as the best estimate of incurred losses. In addition, include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of these variables (i.e., actuarially method and/orassumptions used) would have on reported results, financial position and liquidity.


         ii. If management calculates point estimates in determining the loss reserve recorded in the financial statements, disclose the following:

              1. The various methods considered and the method that was
                 selected to calculate the reserves. If multiple point estimates were generated, describe the different values for these point estimates. Include a discussion of why the method selected was more appropriate over the other methods and why one point estimate was selected instead of other point estimates.

	      2. Clarify whether the loss reserves recorded in the
                 financial statements are solely based on the point estimate calculated or, if not, how that estimate is used. Quantify and describe the difference between what is recorded in the financial statements and the point estimate.

 	      3. Include quantified and narrative disclosure of the
                 impact that reasonably likely changes in one or more of the variables (i.e., actuarially [sic] method and/or assumptions used) would have on reported results, financial position and liquidity.

    f. For each line of your longer tail business with claims for workers' compensation and other highly uncertain exposures, please provide more precise insight into the existence and effects on future operations and financial condition of known trends, events and uncertainties. You should consider, but not be limited to, includes [sic] the following information:

           -the number of claims pending at each balance sheet date;

           -the number of claims reported for each period presented;

           -the number of claims dismissed, settled, or otherwise resolved for each period;

           -the nature of the claims including relevant characteristics of the claimant population (e.g., involves a large number of relatively small individual claims of a similar type);

           -the total settlement amount for each period;

           -the cost of administering the claims;

           -emerging trends that may result in future reserve adjustments; and

           -if management is unable to estimate the possible loss or range of loss, a statement to that effect.

Response:

The following table summarizes the composition of the Company's total reserves for unpaid P&C claims and claims expenses as of December 31, 2004, as reflected in the Form 10-K (dollars in millions):

    Net unpaid claims and claims expenses - case reserves    $226.3
    Net unpaid claims and claims expense - IBNR reserves      315.4
                                                             ------
    Net unpaid claims and claims expenses - total             541.7
    Reinsurance receivables                                   104.2
                                                             ------
    Gross unpaid claims and claims expenses                  $645.9
                                                             ======

As reflected in this table, the Company's net unpaid P&C reserves are comprised of 58.2% of IBNR reserves and 41.8% of case reserves. To underscore the point made in response to item 1 above concerning the Company's excess workers' compensation insurance products line of business, this line comprises 98.1% of the IBNR reserves reflected in such table.

In the Form 10-K (page 27), the Company describes the most significant assumptions made in the estimation process for unpaid P&C claims and claims expenses, which consist of the trend in loss costs, the expected frequency and severity of claims, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. Other assumptions include that the coverages under these insurance products will not be expanded by future legislative action or judicial interpretation and that extraordinary classes of losses not previously in existence will not arise in the future.

As indicated in the Form 10-K (page 27), there have been no material changes in the actuarial assumptions and/or methods from those used in the previous period. The primary actuarial methods used to establish the Company's P&C loss reserves are the incurred loss development method and the Bornhuetter-Ferguson expected loss method. Under the incurred loss development method, various mathematic tools are utilized in order to project future loss experience based on the Company's historical loss experience. This method is utilized for accident years as to which management believes a sufficient level of historical oss experience exists. For more recent years for which this level of experience does not exist, management utilizes the Bornhuetter-Ferguson expected loss method to establish loss reserves. Under this method, in addition to historical loss experience, the Company also takes into account an expected loss ratio based on information determined during the initial pricing of its business, including, among other factors, rate increases and changes in terms and conditions.

The Company's actuaries select an ultimate loss reserve amount by reviewing the results of the actuarial methods described above, as well as other tertiary methods which serve to provide supplemental data points, and applying judgments to achieve a point estimate for the ultimate loss amount, rather than calculating ranges around the reserves. The unpaid claims and claims expense reserves carried are determined as the difference between the selected ultimate loss amount and the loss amount paid to date. The difference between total unpaid claims and claims expense reserves and case unpaid claims and claims expense reserves represents the IBNR reserve. In this regard, the Company emphasizes that, as discussed in the Form 10-K (page 27), in evaluating whether its reserves appropriately provide for unpaid claims and claims adjustment expenses, it is necessary to project future ultimate losses. As estimates, these amounts are subject to variability, which arises because factors that may affect future ultimate losses have not taken place and thus cannot be evaluated with absolute certainty. As a result, actual future ultimate losses will not develop exactly as projected and may vary significantly from the projections.

As to known trends, events and uncertainties, the primary factor of this type, as discussed in the response to item 1 above, involves the moderately increased claim frequency, relative to prior periods, with respect to policies written during the competitive market cycle years from 1997 to 2000. If this trend were to continue in the future, absent favorable loss developments in other policy years, the Company's results of operations could be materially adversely affected. The Company further respectfully submits that aggregated data regarding matters such as claim counts and claim settlement amounts does not constitute information that would be useful to investors, and may in fact convey misleading impressions, due to the customized nature of each excess workers' compensation contract issued by the Company with regard to such fundamental terms and characteristics as the amount of the self-insured retention, the policy limit, sub-deductibles, coverage terms and jurisdiction of issuance. Thus, aggregated claim and cost data is highly limited in its utility and would in many instances entail significant distortion if such data were to be compared as among different periods.

                         *	*	*

As requested in the Letter, the Company hereby acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (267) 256-3684. Thank you for your time and attention.


					Very truly yours,

                                        /s/ THOMAS W. BURGHART

					Thomas W. Burghart
					Vice President and Treasurer


cc:   Dana Hartz
      Mary Mast
      Chad Coulter
      Geoffrey Liebmann
      Duane Hercules